UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                               Conolog Corporation
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   208254 40 9
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 29, 2000
             (Date of Event Which Requires Filing of This Statement)

                  If the  Filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.         208254 40 9                                Page  2 of 8 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Clog II LLC ("Clog II")
         I.R.S. Identification Number: Application pending

         Warren Schreiber ("Schreiber")


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[  ]   (b)[  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [X]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Clog II - State of New York
                                    Schreiber - United States of America

 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                            Clog II - 0
                                            Schreiber - 25,000

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                            Clog II - 3,000,000
                                            Schreiber - 3,007,390 (includes
                                            amounts owned by Clog II)

 EACH  REPORTING                      9    SOLE DISPOSITIVE POWER
                                            Clog II - 0
                                            Schreiber - 25,000

 PERSON  WITH                       10  SHARED DISPOSITIVE POWER
                                            Clog II - 3,000,000
                                            Schreiber - 3,007,390 (includes
                                            amounts owned by Clog II)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            Clog II - 3,000,000
                                            Schreiber - 3,032,390 (includes
                                            amounts owned by Clog II)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      Clog II - 24.9%
                      Schreiber - 25.1% (includes percentage owned by Clog II)

14       TYPE OF REPORTING PERSON*          CO, IN

Item 1.           Security and Issuer.

         The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Conolog Corporation, a Delaware corporation ("Conolog" or the "Issuer"). The address of Conolog's principal executive offices is 5 Columbia Road, Somerville, NJ 08876.

Item 2.           Identity and Background.

         The Reporting Persons are making this statement pursuant to Rule 13d-1(a).

     (a) Names:

                           Clog II LLC ("Clog II")
                           Warren Schreiber

     (b) Residence or business address:

                           Clog II:
                           -------
                           64 Shelter Lane
                           Roslyn, New York 11577

                           Warren Schreiber
                           ----------------
                           64 Shelter Lane
                           Roslyn, New York 11577

     (c) Warren Schreiber is employed as Chairman and President of The Skyes Corporation, a corporation primarily engaged in the business of consulting and investing, of which Mr. Schreiber is the sole shareholder. Clog II is a limited liability company established for the sole purpose of investing in the Issuer. Mr. Schreiber the manager of Clog II.

     (d) On or about September 2, 1999, seven individuals (including Mr. Schreiber) and three brokerage firms were indicted in the United States District Court - Southern District of New York on various counts relating to securities. On September 8, 2000, Mr. Schreiber pled guilty to eight counts of securities fraud as well as conspiracy to commit securities fraud, mail fraud, wire fraud and make false statements in public offerings. Mr. Schreiber has not yet been sentenced.

     (e) On September 7, 1995, the Market Surveillance Committee of the National Association of Securities Dealers (the "NASD") (the "MSC") issued a decision in which Mr. Schreiber was censured, fined $100,000, barred from association with any NASD member in any capacity, and assessed costs of $22,104. This decision, which was appealed to the Securities and Exchange Commission (the "Commission"), found that Mr. Schreiber (i) knowingly participated at various times in the unregistered distribution of securities of a company (unrelated to the Issuer) in violation of Article III, Section 1 of the NASD's Rules of Fair Practice ("Conduct Rule

2110"); (ii) knowingly employed manipulative and deceptive practices in connection with the acquisition of securities to obtain control of a company (unrelated to the Issuer) in violation of Conduct Rule 2110, Article III,
Section 18 of the NASD's Rules of Fair Practice, Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder; (iii) recommended and effected the purchase of stock of a company (unrelated to the Issuer) while in possession of material, non-public information, in violation of Conduct Rules 2110 and 2120, and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; (iv) engaged in securities transactions with or on behalf of customers without disclosing that Castleton, Rhodes, Inc. (the "Firm") and the company (unrelated to the Issuer) were under common control, in violation of Conduct Rule 2110, and Article III, Section 13 of the NASD's Rules of Fair Practice; and (v) engaged in an improper distribution of equity securities issued by an affiliate of the Firm in violation of Conduct Rule 2110 and Schedule E of the NASD's By-Laws. The Commission found that the NASD's MSC made generalized findings as to the credibility of a key witness and Mr. Schreiber, and that the MSC's decision did not reflect whether the factfinder considered substantial evidence that contradicted these findings. The Commission determined that it could not complete its review function in this manner until the NASD had provided the Commission with clarification of the basis of its credibility determinations. The Commission's remand will permit the NASD to discuss explicitly the record evidence bearing on witness credibility. In ordering the remand, the Commission expressed no view on the outcome of this proceeding. The Commission remanded the proceeding to the NASD and ordered that the sanctions imposed by the NASD be vacated.

     On July 22, 1999, the Review Subcommittee of the National Adjudicatory Council of the NASD ordered the NASD Office of Hearing Officers to conduct an evidentiary hearing on the issues raised in the Commission's remand order. On May 23 and 24, 2000, an evidentiary hearing was held in New York, New York. On December 1, 2000, the proceeding was ordered stayed. To date, no decision has been issued.

     (f) Clog II was organized under the laws of the state of New York. Mr. Schreiber is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         The Reporting Persons do not currently know the source of funds that will be used in connection with any exercise of the option described in Item 4 hereof. As of the date hereof, Clog II does not have any assets.

Item 4.           Purpose of Transaction.

     Effective November 29, 2000, Clog II and the Issuer entered into an option agreement, pursuant to which Clog II was granted the irrevocable option and right to immediately purchase up to $2,040,000 of the convertible debentures of the Issuer (the "Option Agreement"). The option terminates on November 29, 2002 and may not be exercised for less than $25,000 at any one time. Any convertible debentures issued pursuant to an exercise of the option will mature one year after the date of issuance. The principal amount of any convertible debentures issued will be immediately convertible into shares of Common Stock of the Issuer at a conversion price of $.68 per share (or an aggregate of 3,000,000 shares of

Common Stock).

     Subject to and depending upon the availability of prices deemed favorable by them, the Reporting Persons may choose to exercise the option to acquire the convertible debentures, convert the convertible debentures into shares of Common Stock, and/or purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

     Depending upon prevailing conditions and their evaluation of the factors described above, the Reporting Persons may also determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

     The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

     (a) Based on its right to acquire shares as described in Item 4 hereof, Clog II beneficially owns 3,000,000 shares of Common Stock, which represent 24.9% of the total shares of Common Stock outstanding as of November 29, 2000. Based upon Clog II's right to acquire shares as described above and Schreiber's position as manager of Clog II, Schreiber beneficially owns the 3,000,000 shares of Common Stock beneficially owned by Clog II. Schreiber's beneficial ownership of shares of Common Stock of the Issuer also includes 7,390 shares of Common Stock owned by Clog LLC, a New York limited liability company ("Clog"), of which Schreiber is a member and the manager. The 3,032,390 shares of Common Stock beneficially owned by Schreiber represent 25.1% of the total shares of Common Stock outstanding as of November 29, 2000.

     The percentage for the Reporting Persons was calculated using as the denominator the sum of (i) the 3,000,000 shares of Common Stock issuable as described in Item 4 hereof and (ii) the 9,063,959 outstanding shares of Common Stock as of October 27, 2000, based upon the Annual Report on Form 10-KSB filed by Conolog for the fiscal year ended July 31, 2000.

     (b) Clog II has shared voting and dispositive power with respect to the 3,000,000 shares of Common Stock of the Issuer beneficially owned by it. Schreiber has shared voting and dispositive power with respect to the 3,007,390 shares of Common Stock of the Issuer beneficially owned by Clog II (3,000,000) and Clog (7,390) and sole voting and dispositive power with respect to 25,000 shares of Common Stock of the Issuer owned by Schreiber individually.

     (c) The following is a summary of the transactions in the Common Stock of the Issuer made by Clog in the last sixty days:


                                                                  Number of Shares              Approximate Price
     Date of Transaction           Type of Transcation             of Common Stock                  Per Share
     -------------------           -------------------             ---------------                  ---------
      November 14, 2000             Open Market Sale                    4,700                         $.625
      November 14, 2000             Open Market Sale                      300                         $.656
      November 14, 2000             Open Market Sale                    5,000                         $.686
      November 14, 2000             Open Market Sale                    1,000                         $.625
      November 15, 2000             Open Market Sale                    6,500                         $.625
      December 7, 2000              Open Market Sale                    5,000                         $.855
      December 7, 2000              Open Market Sale                   10,000                         $.855

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Option Agreement provides that Clog II shall vote any shares of Common Stock acquired pursuant to the terms thereof in the same proportion as votes are cast by the other stockholders of Conolog. The Option Agreement further provides that, on or before January 10, 2001, Conolog has agreed to use its best efforts to file a registration statement (the "Registration Statement") with the Commission covering the 3,000,000 shares of Common Stock described in Item 4 hereof. Conolog has agreed to use its best efforts to have the Registration Statement declared effective as soon as possible after the filing thereof, and to keep the Registration Statement current and effective for a period of one year or until such earlier date as all of the 3,000,000 shares of Common Stock described in Item 4 hereof and registered pursuant to the Registration Statement shall have been sold or otherwise transferred.

Item 7.           Material to be Filed as Exhibits.

         (1)      Agreement among the Reporting Persons.

         (2) Option Agreement, dated as of November 29, 2000, between Clog II and the Issuer.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December  11 , 2000
               ----

                                   Clog II LLC


                                   By: /s/ Warren Schreiber
                                       ----------------------------------------
                                         Warren Schreiber, Manager


                                        /s/ Warren Schreiber
                                       ---------------------------------------
                                        Warren Schreiber

                                    EXHIBIT 1


     The undersigned agree that the Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.

Dated: December 11, 2000

                                     Clog II LLC


                                     By:     /s/ Warren Schreiber
                                         ------------------------------------
                                           Warren Schreiber, Manager


                                             /s/ Warren Schreiber
                                          ------------------------------------
                                            Warren Schreiber